UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 6, 2015

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains

NXP Semiconductors N.V.’s press release dated November 5, 2015 entitled: “NXP Announces Pricing of Senior Secured Term Loan”.

Exhibits

Press release dated November 5, 2015 entitled: “NXP Announces Pricing of Senior Secured Term Loan”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 6th day of November 2015.

NXP Semiconductors N.V.

/s/ P. Kelly
P. Kelly, CFO

NXP Announces Pricing of Senior Secured Term Loan

Eindhoven, Netherlands, November 5, 2015 — NXP Semiconductors N.V. (NASDAQ: NXPI) (“NXP”) announced today, that its subsidiary, NXP B.V., together with NXP Funding LLC, has finalized allocations of up to $2,700,000,000 (the “Tranche B Loans”) under a new Senior Secured Term Loan Facility. Proceeds of the Tranche B Loans, together with cash-on-hand and/or other available financing resources, will be used to (i) pay the cash consideration in connection with the acquisition of Freescale Semiconductor, Ltd (“Freescale”), (ii) effect the repayment of any amounts under Freescale’s outstanding credit facility and (iii) pay certain transaction costs, in each case simultaneously with the issuance of the Tranche B Loans.

The arrangers on the transaction are Credit Suisse, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner and Smith Incorporated.

The Tranche B Loans are due 2020, they will bear interest at a rate of LIBOR plus 3.00% per annum, subject to a floor of 0.75% per annum and with original issue discount of 99.25%.

This announcement is for informational purposes only. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. Neither this document nor the information contained herein constitutes an offer to sell or the solicitation of an offer to buy any securities or other instruments.

About NXP

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in High Performance Mixed Signal electronics, NXP is driving innovation in the areas of connected cars, security, portables & wearables, and the Internet of Things. NXP has operations in more than 25 countries. Find out more at www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 (0) 151 257 43 299